UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LEFT BEHIND GAMES, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

52464N 10 9
(CUSIP Number)

Virginia K. Sourlis, Esq. The Sourlis Law Firm 214 Broad Street Red Bank, NJ 07701 (732) 530-9007
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 52464N 10 9

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). TROY A. LYNDON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) . (b) .
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) (See Item 3) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) .
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,990,735
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,990,735
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,735
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.79%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

EXPLANATORY NOTE

The filing of this Schedule 13D is delinquent. The Reporting Person acknowledges that the filing of this Schedule 13D at this late date does not and cannot cure past delinquencies and the filing does not foreclose the Commission from taking any action in the future.

Item 1. Security and Issuer

The security upon which this report is based is the Common Stock, par value $0.001 per share, of Left Behind Games, Inc., a Washington corporation (the “Issuer”), with its principal place of business located at 25060 Hancock Avenue, Suite 103, Murrieta, CA 82562.

Item 2. Identity and Background.

(a) Name: This statement is filed by Troy A. Lyndon

(b) Business Address:

Left Behind Games, Inc.

25060 Hancock Avenue, Suite 103

Murrieta, CA 82562.

(c) Currently, the Reporting Person is the Chief Executive Office, Chief Financial Officer and the Chairman of the Board of the Issuer.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person is the Founder of the Issuer.  The Reporting Person received the aggregate of 3,990,735 shares of Common Stock of the Issuer for services rendered.

Item 4. Purpose of Transaction

The Reporting Person is the Founder, Chief Executive Officer, Chief Financial Officer and the Chairman of the Board of the Issuer. The Reporting Person owns shares of the Issuer’s securities for investment purposes only.  The Reporting Person will review his investment in the Issuer’s Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Person may determine to:

•

acquire additional Common Stock through open market purchases or otherwise;

•

sell Common Stock through the open market or otherwise; or

•

otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

Such transactions may take place at any time and without prior notice. There can be no assurance, however, that the Reporting Person will take any such actions.

Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of the class of securities beneficially owned:

3,990,735 shares at February 7, 2006, representing approximately 16.67% of the issued and outstanding shares of common stock at February 7, 2006

(b) Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:

3,990,735

Shared Power to or to Direct the Vote:

0

Sole Power to Dispose or to Direct the Disposition of:

3,990,735

Shared Power to Dispose or to Direct the Disposition of:

0

(c) Transactions in the securities effected during the past sixty days: None.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e) The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is the Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Issuer.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2010

By: /s/ TROY A. LYNDON
Troy A. Lyndon

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